Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: CME Group Inc.

Commission File No.: 1-31553

Subject Company: GFI Group Inc.

Commission File No.: 1-34897

FENICS Acquisition Agreement Q&A

1.	Why is CME Group acquiring FENICS?

FENICS is highly aligned with, and is an extension of, CME Group’s existing FX and Options strategies. While FENICS is already a successful complementary stand-alone business, CME Group’s acquisition accelerates FENICS’s already strong growth and provides both entities with near term growth and strategic development opportunities:

•	Client Growth. While FENICS is well positioned with the Sell Side client base (particularly in Europe and Asia), CME Group can provide access to a significant cross-selling opportunity with the Buy Side.

•	Product Expansion. FENICS and CME Group’s management teams possess complementary expertise in the OTC and listed derivatives markets. Given our position as the world’s leading multi-asset class listed Options exchange, CME Group plans to apply its Options expertise across asset classes to extend FENICS’s footprint beyond just FX.

•	Market Structure Evolution. Global regulations are creating convergence between OTC and Exchange-traded markets. FENICS provides a conduit for OTC clients to access CME Group’s OTC clearing and exchange traded options as the options clearing mandate progresses.

2.	Who will manage the new company? What will the governance be?

Post-closing, FENICS will be managed and operate as it does today, but as a subsidiary of the CME Group FX business.

3.	What changes today at FENICS because of the acquisition?

Nothing will change operationally at FENICS as a result of the acquisition. The existing management team will continue to run the day-to-day management of the business, and the client facing sales teams and customer support staff will remain with the company. The staff will continue to focus on executing on key commitments to customers and partners as well as providing the same high level customer service.

4.	Will FENICS be integrated into CME Group?

FENICS will be operated as a wholly-owned subsidiary, reporting into the FX business line at CME Group. Existing sales, development and client support staff will all remain in place providing seamless customer service.

5.	What can FENICS clients expect as a result of this acquisition?

FENICS clients should expect continuation of market leading customer service and support, with the addition of new growth opportunities going forward:

•	The existing management team will continue to run the day-to-day management of the business, and the client facing sales teams and customer support staff will remain with the company. In addition, FENICS sales teams will continue to act as sales agents for GFI Group’s IDB market data.

•	There is no anticipated change to the existing commercial agreements.

•	Existing product roadmap will remain intact; we expect to enhance the roadmap over time using CME Group’s multi-asset class expertise.

•	Do not anticipate technology infrastructure changes from the client perspective.

•	FENICS will maintain its position as an agnostic ‘Independent Software Vendor (ISV)’ providing full service for customer needs.

6.	Who do I contact for more information?

FENICS employees or customers can contact Richard Brunt or John Crisp for more information:

Richard Brunt +44 20-7422-1040

John Crisp +44 20-7877-1090

For questions about this deal or about CME Group FX products, please contact the CME Group FX team:

Derek Sammann +1 312-466-7454

Craig Leveille +1 312-454-5301

Will Patrick +44 20-3379-3721

Forward-Looking Statements

This communication may contain forward-looking information regarding CME Group Inc. (“CME”) and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME, GFI Group Inc. (“GFI”), Jersey Partners Inc. (“JPI”) and their respective subsidiaries and affiliates (collectively the “Parties”), including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of the Parties’ management which are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing; including receipt of shareholder, antitrust, regulatory and other approvals on the proposed terms and schedule; the proposed transaction may not be consummated on the proposed terms and schedule; CME may not be able to achieve the expected synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the synergies and benefits than expected; the integration of the Parties’ operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Copies of CME’s 10-K are available online at http://www.sec.gov or on request from the company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the federal securities laws, CME undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this communication.

Important Merger Information

The proposed acquisition of GFI by CME will be submitted to the stockholders of GFI for their consideration. In connection therewith, CME will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that will include a proxy statement of GFI that also constitutes a prospectus of CME. CME and GFI also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. Investors will be able to obtain a free copy of the prospectus/proxy statement, as well as other filings containing information about the Parties without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the prospectus/proxy statement can also be obtained, without charge, once they are filed with the SEC, by directing a request to CME Group Inc., Attention: CME Shareholder Relations, 20 South Wacker Drive, Chicago, Illinois 60606, (312) 930-1000.

CME and its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME’s directors and executive officers is available in CME’s proxy statement, dated April 3, 2014, for its 2014 annual meeting of stockholders. Additional information regarding the interests of potential participants will be included in the prospectus/proxy statement and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.